Mail Stop 4561

September 6, 2007

By U.S. Mail and Facsimile to (770) 870-5110

Mr. J. Paul Whitehead, III
Chief Financial Officer
Compucredit Corporation
245 Perimeter Center Parkway, Suite 600
Atlanta, Georgia 30346

        Re: Compucredit Corporation
               Form 10-K for Fiscal Year Ended December 31, 2006
               Forms 10-Q for Quarters Ended March 31, 2007 and June 30, 2007
               File No. 000-25751

Dear Mr. Whitehead:

      We have reviewed the above filings and your response to our comment letter dated September 21, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

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Form 10-K for Fiscal Year Ended December 31, 2006

Asset Quality, Charge-Offs, page 46

1.   We note your response to comments 2 and 3 of our letter dated September 21, 2006, and the revised disclosures in subsequent periodic reports. You indicate that you do not present a breakout of your recoveries on credit card receivables since they measure less than 2% of your average receivables. Please tell us how you considered the significance of recoveries to gross charge offs in concluding that presenting charge offs net of recoveries provides adequate and relevant information to a reader and complies with GAAP.

2.   Please revise your future filings to disclose the activity in the allowance for uncollectible loans and fees receivable for each period for which the results of operations are presented. Refer to paragraph 20A of SFAS 114.

Definitions of Financial, Operating, and Statistical Measures, page 49

3.   We note your response to comment 4 of our letter dated September 21, 2006, and are unclear as to why you do not consider the terms "adjusted charge-offs" or "combined charge-offs" to be non-GAAP measures. Please clarify how you considered the guidance in Item 10 of Regulation S-K in making your determination given that these items are derived from charge-offs, a GAAP measure. Alternately, please revise your future filings to provide the disclosures requested in our prior comment 4.

Consolidated Statements of Cash Flows, page F-5

4.   We note your response to comment 10 of our letter dated September 21, 2006, regarding the presentation of cash flows related to securitized credit card receivables. We further note your disclosure that you securitize all of the Credit Card segment's credit card receivables, other than your fee-based credit card offerings, and that you classify the retained interests in the securitized receivables as trading securities. Please tell us why the guidance in SFAS 102 would not require you to classify cash flows related to securitized credit card receivables as operating cash flows, or revise accordingly.

5.   Please tell us how you report your exchange of credit card receivables for retained interests in the securitization in the statement of cash flows.

Note 2 – Significant Accounting Policies and Consolidated Financial Statement Components – Investments in Equity-Method Investees, page F-11

6.   We note that you hold significant or majority ownership interests in several limited liability companies, formed for the purpose of acquiring credit card receivables, which you account for using the equity method of accounting. Please tell us how you considered the guidance in FASB Interpretation No. 46 (Revised December 2003), i.e., FIN 46R, in determining that you were not required to consolidate any of these entities. Provide the response in a format which lists each of these entities and provides an analysis for each under FIN 46R and other consolidation accounting literature considered.

Note 4 – Shareholders' Equity – Warrants, page F-21

7.   We note that you issued a warrant for 2.4 million shares to an investor in
        connection with a securitization facility entered during the first quarter of 2004
        and deferred approximately $25.6 million of costs associated with the warrant
        over its vesting period. Please tell us the authoritative accounting literature you
        relied upon in accounting for this transaction and quantify the amounts amortized
        in each fiscal period to date.

Note 5 – Sale of Previously Charged-Off Receivables and Forward Flow Contract, page
F-21

8.   In your response to comment 13 of our letter dated September 21, 2006, you state
        that $76 million of the $143 million paid to you in the Encore transaction was
        allocated to the sale of receivables portfolio to Encore. This appears contradictory
        to another statement in your response that pricing was separate and distinct for
        each of the sale of receivables and the Forward Flow contract. Please tell us the
        following:
        • How you determined the fair value of the portfolio of previously charged-off
          receivables sold in the transaction and the fair value of the Forward Flow
          contract;
        • Whether the upfront payment on the Forward Flow contract represents the
          purchase price of the minimum required delivery amount of $3 billion in
          previously charged-off receivables;
        • Whether the unit purchase price for each dollar of charged-off receivables is
          the same both for current receivables and future receivables sold to Encore;
          and
        • How you determined the $12.5 million and $5.7 million of deferred revenue in
          2005 and 2006, respectively, which were recognized and accreted in your
          income.

Note 7 – Fingerhut Receivables, page F-23

9.   We note your response to comment 15 of our letter dated September 21, 2006,
        related to your assuming ownership of the Fingerhut receivables in August 2004
        at a $0 carryover basis. Please tell us the following:
        • Identify the nature of the assets held by Fingerhut Trust II created in the third
          quarter of 2003. We note your disclosure that this trust owned a collateral
          security interest in the original Fingerhut Trust, i.e., Fingerhut Trust I;

- How the repayment of the debt underlying Fingerhut Trust II resulted in your assuming accounting ownership of Fingerhut receivables at a $0 carryover basis; and
- How the guidance in paragraph 55 of SFAS 140 and EITF 02-9 is applicable to your fact pattern.

10.   We note that you converted your servicing liability associated with Fingerhut Trust I into a deferred gain at the date of de-securitization of the trust in August 2004 and subsequently accreted this amount into fees and related income on non-securitized earning assets totaling $23.4 million and $11.7 million in 2005 and 2004, respectively. Please tell us the amount of servicing liability converted into deferred gain in August 2004 and tell us:
- How you determined the amounts accreted into income in 2005 and 2004; and
- How you determined that the accreted amounts should be presented as income and not as a reduction of your servicing expense.

11.   We further note that you sold the Fingerhut receivables to another trust, Fingerhut Trust III, in September 2005, and recognized a securitization gain of $31.6 million. This trust was subsequently de-securitized in December 2006. Please tell us:
- The fair values of the assets transferred, assets obtained and liabilities incurred in the transfer and how you determined these fair values; and
- How you determined that the sale of receivables to Fingerhut Trust III met all of the conditions in paragraph 9 of SFAS 140, given your subsequent repurchase of the transferred assets.

Note 12 – Off-Balance-Sheet Arrangements – page F-27

12.   We note from the table on page F-28 that Income from retained interests in credit card receivables securitized significantly contributes to your operating results and comprises several significant components including changes in values of retained interests specified on page F-29, charge-offs of securitized receivables, and amortization of deferred costs related to a warrant issued in connection with a securitization in 2004. Please tell us and revise future filings to quantify the amounts related to each component of income (expense) included within this line item. Also revise your MD&A in future filings accordingly.

13.   We note that you present weighted-average key assumptions used to estimate the fair value of your retained interests in securitized receivables as of the end of each of the periods presented. Please tell us how you determined that a presentation of similar key assumptions used to measure fair value of retained interests at the time of securitization is not required. Refer to paragraph 17(f) of SFAS 140.

14.   In the last paragraph of page F-29 you disclose that in the third quarter of 2006 you re-aligned your net collected yield and expected principal credit loss rate assumptions to better reflect the specific categories of expected returns on your retained interests. Please tell us the following:

- What these variables represent and how you use their assumed values in estimating the fair value of your I/O strip and subordinated retained interests;
- How you re-aligned these variables during the third quarter of 2006, explaining the process followed;
- Why the re-alignment resulted in a reduction of your net collected yield from 29.8% to 26.2% and principal credit loss rate from 14.2% to 9.3% in 2005 and 2006, respectively.

Note 22 – Related Party Transactions, page F-41

15.   In the second paragraph on page F-43 we note that you entered into a Managed Account Agreement with United Capital Asset Management LLC (UCAM), a related party due to UCAM's sole shareholder owning 10% of your common stock as of December 31, 2006. Please address the following:

- Identify the nature of securities that are managed by UCAM and where these are presented in your financial statements. We note that the assets under management of $179.5 million at December 31, 2006, exceed the amount of Investments in securities of $141.7 million presented on your balance sheet; and
- Explain the business purpose of entering into the asset management agreement with UCAM.

16.   We also note your disclosure on page F-43 with respect to securities transactions entered into with UCM. Given that a majority of your investments are in trading securities, please clarify how you present cash flows related to these transactions in your statement of cash flows, considering the guidance in paragraph 8 of SFAS 102.

Form 10-Q for Quarter Ended June 30, 2007

Note 4 – Treasury Stock, page 13

17.   With respect to the repurchase of 2,884,163 shares of your common stock in a privately negotiated transaction, please tell us the following:
- Whether the shares were repurchased from an individual entity or person and if so, their name and the business reason for effecting the repurchase in a privately negotiated transaction;
- Whether the shares were repurchased at market price; and
- Whether the repurchased shares included any shares that were previously issued with a put option.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amit Pande, Assistant Chief Accountant, at 202-551-3423, or me at 202-551-3490 if you have any questions.

Sincerely,

Donald A. Walker, jr.
Senior Assistant Chief Accountant